December 23, 2020

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Nicholas Lamparski

Re:	Request for Effectiveness for Eros STX Global Corporation

Registration Statement on Form F-3 (File No. 333-251391)

Dear Mr. Lamparski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Eros STX Global Corporation (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:30 p.m. Eastern Time, on Monday, December 28, 2020, or as soon thereafter as practicable. The Registrant respectfully requests that you notify Pippa Bond of such effectiveness by telephone at (310) 552-4222.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Bond at the telephone number above.

Very truly yours,

Eros STX Global Corporation

By:	/s/ Noah Fogelson
	Name:	Noah Fogelson
	Title:	Co-President

cc:	Pippa Bond, Kirkland & Ellis LLP